Exhibit (a)(5)(G)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

ELAINE WANG,	:
:
Plaintiff,	:	Case No. 1:21-cv-2346-
:
v.	:
	:	COMPLAINT FOR VIOLATIONS OF
THE MICHAELS COMPANIES, INC.,	:	SECTIONS 14(e), 14(d) AND 20(a) OF
JAMES A. QUELLA, JOSH BEKENSTEIN,	:	THE SECURITIES EXCHANGE ACT
ASHLEY BUCHANAN, MARK COSBY,	:	OF 1934
RYAN COTTON, MONTE E. FORD,	:
KAREN KAPLAN, MATTHEW S. LEVIN,	:	JURY TRIAL DEMANDED
JOHN J. MAHONEY, and BERYL B. RAFF,	:
:
Defendants.	:

Elaine Wang (“Plaintiff’), by and through her attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

1.    This is an action brought by Plaintiff against Michaels Therapeutics, Inc. (“Michaels or the “Company”) and the members Michaels board of directors (the “Board” or the “Individual Defendants” and collectively with the Company, the “Defendants”) for their violations of Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), in connection with the proposed acquisition of Michaels by investment funds managed by affiliates of Apollo Global Management, Inc. (“Apollo”).

2.    Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading Solicitation Statement on Schedule 14D-9 (the “Solicitation Statement”) to be filed on March 16, 2021 with the United States Securities and

Exchange Commission (“SEC”) and disseminated to Company stockholders. The Solicitation Statement recommends that Company stockholders tender their shares in support of a proposed transaction whereby Magic MergeCo, Inc. (“Purchaser”), a wholly owned subsidiary of AcquireCo., Inc. (“Parent”), will purchase all of the outstanding shares of Michaels common stock (the “Tender Offer”). Pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021 (the “Merger Agreement”), Purchaser will be merged with and into Michaels, with Michaels continuing as the surviving corporation as a wholly-owned subsidiary of Parent Apollo (the “Proposed Transaction”). Pursuant to the terms of the Merger Agreement, each Michaels common share issued and outstanding will be converted into the right to receive $22.00 per share (the “Merger Consideration”). In accordance with the Merger Agreement, Merger Sub commenced a tender offer to acquire all of Michaels’s outstanding common stock and will expire on April 12, 2021.

3.    Defendants have now asked Michaels’s stockholders to support the Proposed Transaction based upon the materially incomplete and misleading representations and information contained in the Solicitation Statement, in violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act. Specifically, the Solicitation Statement contains materially incomplete and misleading information concerning, among other things, (i) Michaels’s financial projections relied upon by the Company’s financial advisor, UBS Securities LLC (“UBS”), in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinions provided by the financial advisors. The failure to adequately disclose such material information constitutes a violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act as Michaels stockholders need such information in order to tender their shares in support of the Proposed Transaction.

4.    It is imperative that the material information that has been omitted from the Solicitation Statement is disclosed to the Company’s stockholders prior to the expiration of the tender offer.

5.    For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Michaels’s stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6.    This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and SEC Rule 14a-9.

7.    Personal jurisdiction exists over each Defendant either because each is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

8.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because Apollo is headquartered in this District.

PARTIES

9.    Plaintiff is, and has been at all relevant times, the owner of Michaels common stock and has held such stock since prior to the wrongs complained of herein.

10.    Individual Defendant James A. Quella has served as a member of the Board since October 2006 and has been the Chairman of the Board since April 2019.

11.    Individual Defendant Josh Bekenstein has served as a member of the Board since October 2006.

12.    Individual Defendant Ashley Buchanan has served as a member of the Board since January 2020 and is the Chief Executive Officer of the Company.

13.    Individual Defendant Mark Cosby has served as a member of the Board and since February 2019.

14.    Individual Defendant Ryan Cotton has been a member of the Board since December 2017.

15.    Individual Defendant Monte E. Ford has served as a member of the Board since September 2015.

16.    Individual Defendant Karen Kaplan has served as member of the Board since April 2015.

17.    Individual Defendant Matthew S. Levin has served as member of the Board since October 2006.

18.    Individual Defendant John J. Mahoney has served as member of the Board since September 2013.

19.    Individual Defendant Beryl B. Raff has served as member of the Board since September 2014.

20.    Defendant Michaels is incorporated in Delaware and maintains its principal offices at 3939 West John Carpenter Freeway, Irving, Texas 75063. The Company’s common stock trades on the NASDAQ Stock Exchange under the symbol “MIK.”

21.    The defendants identified in paragraphs 10-19 are collectively referred to as the “Individual Defendants” or the “Board.”

22.     The defendants identified in paragraphs 10-20 are collectively referred to as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

23.    Michaels owns and operates arts and crafts specialty retail stores for hobbyist and do-it-yourself home decorators in the United States and Canada. It operates Michaels stores that offer approximately 45,000 basic and seasonal stock-keeping units in arts, crafts, framing, floral, and home décor and seasonal merchandise. The Company also provides private brands, including Recollections, Studio Decor, Bead Landing, Creatology, Ashland, Celebrate It, ArtMinds, Artist’s Loft, Craft Smart, Loops & Threads, Simply Tidy, Make Market, Foamies, LockerLookz, Imagin8, and other sub-brands. In addition, it owns and operates Artistree, which supplies precut mats and custom framing merchandise. As of January 30, 2021, the Company operated approximately 1,252 Michaels retail stores in 49 states and Canada. It also serves customers through Michaels.com, Canada.Michaels.com, and michaelscustomframing.com websites, as well as through its Michaels app. The Company was incorporated in 1983 and is headquartered in Irving, Texas.

24.    On March 3, 2021, Apollo and the Company announced the Proposed Transaction:

IRVING, Texas & NEW YORK—(BUSINESS WIRE)—The Michaels Companies (NASDAQ: MIK) (“Michaels” or “the Company”) and funds managed by affiliates of Apollo Global Management, Inc. (NYSE:APO) (together with its consolidated subsidiaries “Apollo”) today announced that they have entered into a definitive merger agreement pursuant to which investment funds managed by affiliates of Apollo have agreed to acquire the Company in a transaction that values Michaels at an equity value of approximately $3.3 billion (for a transaction valued at $5.0 billion).

Under the terms of the agreement, which has been unanimously approved by the Michaels Board of Directors, Apollo will commence a tender offer to acquire all outstanding shares of

Michaels for $22.00 per share in cash. The purchase price represents a 47% premium to the closing stock price on February 26, 2021 (the last trading day prior to press speculation about a potential transaction involving Michaels) of $15.00 per share and a 78% premium to the 90-day volume-weighted average price.

“The Company’s impressive growth transformation, including our financial and operational performance in the unprecedented environment of the pandemic, led to an unsolicited offer to buy the company,” said James Quella, Chairman of the Michaels Board of Directors. “Following that offer, the board undertook a comprehensive process to test the market and to evaluate the value maximizing path forward for shareholders. The Board of Directors, informed by that process, firmly believes Apollo’s offer represents a compelling value to our shareholders. It has been a privilege to work with Ashley and the management team as they coalesced around the transformation strategy, reimagined the Michaels omnichannel experience, and drove strong business outcomes in a challenging retail environment.”

“Our Michaels strategy and the work that we have done in the past year have led to phenomenal business results, strengthened our core business and positioned Michaels for long-term sustainable growth,” said Ashley Buchanan, Chief Executive Officer of Michaels. “We are excited to enter into this new chapter together with Apollo, who shares our strategic vision for Michaels as an omnichannel retailer that offers a one-stop-shop experience for the entire Michaels community. As a private company, we will have financial flexibility to invest in, expand, and improve our retail and digital platforms.”

Andrew S. Jhawar, Senior Partner and Head of the Retail and Consumer Group at Apollo, said, “On behalf of the Apollo Funds, we are delighted about this transaction with Michaels, which has continued to elevate its position as the leading player in the exciting arts and crafts industry. Michaels is the go-to-destination in arts and crafts for the deepest breadth of assortment with best-in-class customer service. We believe there is a significant opportunity to enhance the Michaels brand, store experience and omnichannel offering to its customers across North America. Our team at Apollo expects to leverage many of the strategies from our funds’ successful investments in other specialty retailers and grocers with Michaels. We are looking forward to working with the management team and the over 45,000 team members at Michaels in further enhancing the Company’s retail and digital channels as the most inspiring and engaging experience in the arts and crafts industry.”

The closing of the transaction is subject to customary closing conditions, including the expiration or termination of certain regulatory periods and the tender of shares representing at least a majority of the Company’s outstanding common stock to Apollo, and is expected to close in Michaels’ first half of the Company’s fiscal year. Following the successful completion of the tender offer, Apollo managed funds will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price. The transaction will be financed through a combination of equity provided by Apollo managed funds as well as a committed debt financing package to be provided by Credit Suisse, Barclays, Wells Fargo, RBC Capital Markets, Deutsche Bank, Mizuho, and Bank of America.

The merger agreement provides for a “go-shop” period, during which Michaels – with the assistance of UBS Investment Bank, its exclusive financial advisor – will actively solicit, evaluate and potentially enter into negotiations with and provide due diligence access to parties that submit alternative proposals. The go-shop period is 25 calendar days, commencing today. Michaels will have the right to terminate the merger agreement to enter into a superior proposal subject to the conditions and procedures specified in the merger agreement, which Michaels will file with a Current Report on Form 8-K. There can be no assurance this process will result in a superior proposal. Michaels does not intend to disclose developments about this process unless and until its Board of Directors has made a decision with respect to any potential superior proposal.

Upon the completion of the transaction, Michaels will become a privately held company and shares of MIK common stock will no longer be listed on any public market.

UBS Investment Bank is acting as exclusive financial advisor to Michaels and Ropes & Gray is acting as legal advisor to Michaels. Simpson Thatcher & Bartlett LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, are acting as legal advisors to Apollo and Credit Suisse acted as Apollo’s financial advisor.

* * *

25.    It is therefore imperative that Michaels’s stockholders are provided with the material information that has been omitted from the Solicitation Statement, so that they can meaningfully assess whether or not the Proposed Transaction is in their best interests.

B.	The Materially Incomplete and Misleading Solicitation Statement

26.    On March 16, 2021, Michaels filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. The Solicitation Statement was furnished to the Company’s stockholders and solicits the stockholders to tender their shares in support of the Proposed Transaction. The Individual Defendants were obligated to carefully review the Solicitation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Solicitation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act.

27.    The Solicitation Statement omits material information regarding the Company’s financial projections and the valuation analyses performed by UBS, the disclosure of which is material because it provides stockholders with a basis to project the future financial performance of the target company, and allows stockholders to better understand the analyses performed by the UBS in support of its fairness opinion of the transaction.

Omissions and/or Material Misrepresentations Concerning Momenta Financial Projections

28.    The Solicitation Statement fails to provide material information concerning financial projections by Michaels management and relied upon by UBS in its analyses. The Solicitation Statement discloses management-prepared financial projections for the Company which are materially misleading. The Solicitation Statement indicates that in connection with the rendering of its fairness opinion, that the Company prepared certain non-public financial forecasts

(the “Projections”) and provided them to the Board and UBS with forming a view about the stand-alone valuation of the Company. Accordingly, the Solicitation Statement should have, but fails to provide, certain information in the projections that Michaels management provided to the Board and the financial advisors. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

29.    For the Projections prepared by Company management for Michaels for fiscal years 2021 through 2025, the Solicitation Statement provides values for non-GAAP (Generally Accepted Accounting Principles) financial metrics: (a) Reported EBITDA; (b) Adjusted EBITDA; (c) Normalized EBITDA, and (d) Unlevered Free Cash Flow, as calculated by Goldman Sachs and Centerview, but fails to disclose: (i) the line items used to calculate the non-GAAP measures, especially, net income figures; and/or (ii) a reconciliation of these non-GAAP metrics to their most comparable GAAP measures, in direct violation of Regulation G.

30.    When a company discloses non-GAAP financial measures in a Proxy Statement that were relied on by a board of directors to recommend that stockholders exercise their corporate suffrage rights in a particular manner, the company must, pursuant to SEC regulatory mandates, also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

31.    The SEC has noted that:

companies should be aware that this measure does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. Companies should also avoid Inappropriate or potentially misleading inferences about its usefulness. For example, “free cash flow” should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.1

32.    Thus, to cure the Solicitation Statement and the materially misleading nature of the forecasts under SEC Rule 14a-9 as a result of the omitted information in the Solicitation Statement, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures to make the non-GAAP metrics included in the Solicitation Statement not misleading.

Omissions and/or Material Misrepresentations Concerning UBS’ Financial Analyses

33.    With respect to UBS’ Selected Public Company Analysis, the Solicitation Statement fails to disclose the basis for selecting the reference range multiples of (l) 6.0x to 7.5x 2021E Normalized EBITDA and (2) 5.75x to 7.25x 2022E Normalized EBITDA.

34.    With respect to UBS’ Selected Transactions Analysis, the Solicitation Statement fails to disclose the basis for selecting the reference range multiples of 5.0x to 7.0x TV/LTM Normalized EBITDA.

35.    With respect to UBS’ Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the basis for applying the range of discount rates from 9% to 11%; (ii) the terminal values for the Company as of the 2025 fiscal year; and (iii) the basis for applying the terminal multiples of 6.0x to 7.5x.

[1]	U.S. Securities and Exchange Commission, Non-GAAP Financial Measures, last updated April 4, 2018, available at: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

36.    In sum, the omission of the above-referenced information renders statements in the Solicitation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff will be unable to make a fully-informed decision regarding whether to tender their shares, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

On Behalf of Plaintiff Against All Defendants for

Violations of Section 14(e) of the Exchange Act

37.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

38.    Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading ...” 15 U.S.C. § 78n(e).

39.    Defendants violated Section 14(e) of the Exchange Act by issuing the Solicitation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in conjunction with the Tender Offer. Defendants knew or recklessly disregarded that the Solicitation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

40.    The Solicitation Statement was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders Via the Tender Offer, the intrinsic value of the Company, the Company’s financial projections, and the financial advisor’s valuation analyses and resultant fairness opinion.

41.    In so doing, Defendants made untrue statements of material fact and omitted material information necessary to make the statements that were made not misleading in violation of Section 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Solicitation Statement, Defendants were aware of this information and their obligation to disclose this information in the Solicitation Statement.

42.    The omissions and misleading statements in the Solicitation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Solicitation Statement as altering the “total mix” of information made available to stockholders.

43.    Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the Solicitation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the Solicitation Statement, rendering certain portions of the Solicitation Statement materially incomplete and therefore misleading.

44.    The misrepresentations and omissions in the Solicitation Statement are material to Plaintiff, and Plaintiff will be deprived of her entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT II

Violations of Section 14(d)(4) of the Exchange Act and

Rule 14d-9 Promulgated Thereunder

(Against All Defendants)

45.    Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein.

46.    Defendants have caused the Solicitation Statement to be issued with the intention of soliciting stockholder support of the Tender Offer.

47.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

48.    The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Solicitation Statement false and/or misleading.

49.    Defendants knowingly, or with deliberate recklessness, omitted the material information identified above from the Solicitation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Tender Offer, they allowed it to be omitted from the Solicitation Statement, rendering certain portions of the Solicitation Statement materially incomplete and therefore misleading.

50.    The misrepresentations and omissions in the Solicitation Statement are material to Plaintiff and Plaintiff will be deprived of her entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

COUNT III

On Behalf of Plaintiff Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

51.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52.    The Individual Defendants acted as controlling persons of Michaels within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of Michaels, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of Michaels, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

53.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

54.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of Michaels, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Solicitation Statement at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the Solicitation Statement.

55.    In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Solicitation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

56.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

57.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) and (e), by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

58.    Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in her favor and against the Defendants jointly and severally, as follows:

A.    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Solicitation Statement;

A.    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff rescissory damages;

B.    Directing the Defendants to account to Plaintiff for all damages suffered as a result of their wrongdoing;

C.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

D.    Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: March 17, 2021	MELWANI & CHAN LLP

/s Gloria Kui Melwani
Gloria Kui Meiwani (GM5661)
1180 Avenue of the Americas, 8th Floor
New York, New York 10036
Tel: (212) 382-4620
Email: gloria@melwanichan.com

Attorneys for Plaintiff